

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Wang Yong Hong
President and Principal Executive Officer
China Clean Energy Acquisition Corp.
9 Division Street, Apt 201
New York, NY 10002

> **Re:** **China Clean Energy Acquisition Corp.**
> **Registration Statement on Form 10-12G**
> **Filed July 29, 2010**
> **File No. 000-54052**

Dear Mr. Wang Yong Hong:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Assistant Director

cc (by facsimile): David N. Feldman, Esq.